

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 19, 2009

<u>Via U.S. Mail and Facsimile (240) 497-3001</u>

Marc A. Cohen, Chief Executive Officer
Opnet Technologies, Inc.
7255 Woodmont Avenue
Bethesda, Maryland 20814-7900

      Re: Opnet Technologies, Inc.
            Form 10-K for Fiscal Year Ended March 31, 2009
            Filed June 5, 2009
            File No. 000-30931

Dear Mr. Cohen:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Part II

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

1.   We note the disclosure in your document related to following matters:

- Transactions with United States government agencies, which accounted for approximately 35%, 41% and 43% of your total revenue for fiscal years 2009, 2008 and 2007, respectively, involve firm fixed-price contracts;
- Professional services, which accounted for 23.7%, 27.4% and 25.1% of your total revenue for fiscal years 2009, 2008 and 2007, respectively, produce a significantly lower margin than do other types of revenue; and
- Your future revenue is substantially dependent upon your existing customers continuing to license additional products, renew maintenance agreements, and purchase additional services.

Please tell us whether you considered discussing these, or other important matters, on which you focus in evaluating financial condition and operating performance. For guidance, see Section III.A of SEC Release 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 36

2.   We note your statement in this section that software license updates, technical support and service revenue growth rates are affected in part by the renewal rate of annual maintenance contracts by existing customers. Please tell us if you considered providing data regarding the renewal rates of annual maintenance contracts by existing customers, as well as a discussion of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on such renewal rates.

3.   You state on page 41 that you expect working capital needs to increase in the foreseeable future in order for you to execute your business plan and growth strategies, and that operating activities and planned capital expenditures will constitute a material use of your cash resources. Please tell us whether you considered including a reasonably detailed description, including quantitative estimates, regarding material planned or anticipated capital expenditures that may result from a known demand or growth trend. In this regard, we note the risk

factor discussed under the subcaption "If we do not expand our sales force, we may be unable to increase sales" on page 13 and your statement that you intend to expand your operations and increase the number of your full-time employees on page 15. For guidance, see Section III.B of SEC Release 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 43

4.   In assessing your sensitivity to foreign currency exchange rate risk, you assume a hypothetical 5% change in exchange rates. Please explain in your response why you believe the use of a hypothetical change in exchange rates that is less than 10% is appropriate. See Instruction 3.A to Item 305(a) of Regulation S-K.

Part III (As Incorporated from Definitive Proxy Statement filed July 29, 2009)

Compensation Discussion and Analysis

Compensation Components

Compensation Philosophy, page 22

5.   You state that the compensation of your named executive officers is based to a substantial extent on your company's "performance and adjusted, as appropriate, based on the executive officer's performance against personal performance objectives." In your response, please describe the specific elements of corporate and individual performance taken into account for each component of executive compensation and describe how each component of executive compensation is structured and implemented to reflect these elements of corporate and individual performance. See Items 402(b)(2)(vi) and (vii) of Regulation S-K. In this regard, we note that effective April 2008, your Compensation Committee increased the base salaries for Mr. Marc Cohen, Mr. Alain Cohen and Mr. Wesley. Please tell us how your Compensation Committee's consideration of the individual performance of these executive officers, your corporate performance and competitive pay practices resulted in the above-referenced base salary increases. See Item 402(b)(2)(ix) of Regulation S-K. In addition, please confirm that you will include this information in future applicable filings.

Equity-Based Incentive Compensation, page 23

6.   You state that under your new incentive program, your Compensation Committee establishes a bonus pool, denominated in dollars, based primarily on your financial performance for the prior quarter, particularly revenue, and on "other factors." In your response, please describe for us the "other factors" considered

by your Compensation Committee in determining whether to establish the bonus pool. In addition, please tell us how your Compensation Committee determined the amount (and formula if applicable) of the shares of restricted stock awarded to each of your named executive officers. Finally, explain in your response how the award of shares of restricted stock and your decision to make such awards, fits into your overall compensation philosophy and affects decisions regarding other elements. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Executive Compensation, page 24

General

7.   Please advise as to why you have not provided compensation data for your three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year. See Item 402(a)(3)(iii) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Marc A. Cohen
Opnet Technologies, Inc.
November 19, 2009
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3456. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        Matthew Crispino
                                        Staff Attorney